*AB 4/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12060418

SEC Mail Processing Section
FEB 29 2012
Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43514

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Century Securities Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	Missouri	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 4/4

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Century Securities Associates, Inc., for the year ended December 31, 2011, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I).
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 under the Securities Exchange Act of 1934 (Schedule II).
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURY SECURITIES ASSOCIATES, INC.

SEC File Number 8-43514

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

WITH

REPORT AND SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2011

Pages

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Century Securities Associates, Inc.

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 28, 2012

CENTURY SECURITIES ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2011

(in thousands, except shares)

Assets		
Cash and cash equivalents	$	4,186
Service fees receivable from affiliated broker-dealer		430
Due from affiliated broker-dealer		348
Deferred tax assets		432
Other assets		435
Total assets	**$**	**5,831**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,240
Due to affiliated broker-dealer		434
Accrued compensation		101
Income taxes payable		815
Other accrued liabilities		143
		2,733
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		2,621
Total stockholder's equity		3,098
Total liabilities and stockholder's equity	**$**	**5,831**

See accompanying Notes to Statement of Financial Condition.

CENTURY SECURITIES ASSOCIATES, INC.
Notes to Statement of Financial Condition

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel Nicolaus & Company, Incorporated ("Stifel Nicolaus") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less, and money market mutual funds to be cash equivalents.

Office Equipment and Leasehold Improvements

Office equipment is depreciated on an accelerated basis over the estimated useful life of the asset of three to seven years. Office equipment and leasehold improvements are stated at cost net of accumulated depreciation and amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. At December 31, 2011, office equipment and leasehold improvements, net, is included in other assets in the statement of financial condition. See Note 4 for further discussion of office equipment and leasehold improvements.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units to our employees. See Note 6 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreements and our stand-alone tax liability or receivable are included on the statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 9 for a further discussion of income taxes.

Recently Adopted Accounting Guidance

Fair Value of Financial Instruments

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("Update") No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a rollforward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance for the disclosure on the rollforward activities for Level 3 fair value measurements became effective for us with the reporting period beginning January 1, 2011. The adoption of this new guidance did not have a material impact on our statement of financial condition.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, "*Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*," which generally aligns the principals of measuring fair value and for disclosing information about fair value measurements with International Financial Reporting Standards. This guidance is effective for annual reporting periods beginning after December 15, 2011 (January 1, 2012 for our company). We are currently evaluating the impact the new guidance will have on our statement of financial condition.

NOTE 3 – Fair Value Measurements

We measure certain financial assets at fair value on a recurring basis, including money market mutual fund accounts included in cash and cash equivalents and investments included in other assets in the statement of financial condition.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

As of December 31, 2011, our financial instruments, which included money market mutual funds and equity securities, were classified as Level 1. Actively traded money market funds are measured at their net asset value, which approximates fair value. In determining the fair value of our other financial instruments we utilized observable market prices and observable market parameters. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. All of our financial instruments at December 31, 2011 were classified as Level 1. There were no transfers between levels during the year ended December 31, 2011.

The following table summarizes the valuation of our financial instruments as of December 31, 2011 (*in thousands*):

Money market mutual funds [1]	$ 2,273
Equity securities [2]	37
	$ 2,310

[1] Included in cash and cash equivalents in the statement of financial condition.
[2] Included in other assets in the statement of financial condition.

NOTE 4 – Office Equipment and Leasehold Improvements

The following is a summary of office equipment and leasehold improvements as of December 31, 2011 (*in thousands*):

Furniture and equipment	$ 208
Leasehold improvements	50
Total	258
Less accumulated depreciation and amortization	(234)
	$ 24

NOTE 5 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements, which may limit distributions to the Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). We have consistently operated in excess of our capital adequacy requirements. At December 31, 2011, we had net capital of $1.9 million, which was $1.7 million in excess of our minimum required net capital of $0.2 million, and aggregate indebtedness was 141.9% of net capital.

NOTE 6 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Nicolaus Wealth Accumulation Plan (the "Deferred Compensation Plan") that provides for the granting of stock units. Awards under this plan are granted at market value at the date of grant and generally vest ratably over a three- to seven-year vesting period. In addition, our employees participate in the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan") and Employee Stock Ownership Plan ("ESOP").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Deferred Compensation Plan is provided to certain revenue producers and officers of our company, whereby a certain percentage of their incentive compensation is deferred as defined by the Deferred Compensation Plan into stock units of the Parent with a 25% matching contribution by our company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Elective deferrals are 100% vested.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan, which is sponsored by Stifel Nicolaus. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

Employee Stock Ownership Plans

The Parent has an internally leveraged ESOP in which qualified employees of our company, as defined in the ESOP participate. We expense the annual contributions to the ESOP, which is determined by the Compensation Committee on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

NOTE 7 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by Stifel Nicolaus. All execution and clearing services are performed by Stifel Nicolaus. The agreement between our company and Stifel Nicolaus stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through our carrying broker-dealer's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2011, no amounts are accrued or due to Stifel Nicolaus for customer losses.

NOTE 8 – Related Party Transactions

We conduct our securities operations as a fully-disclosed introducing broker through Stifel Nicolaus. Under the arrangement, we have a Proprietary Accounts of Introducing Brokers agreement with Stifel Nicolaus.

At December 31, 2011, service fees receivable from affiliated broker-dealer in the statement of financial condition includes service fees and interest receivable; due from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of brokerage and clearing expense; and due to affiliated broker-dealer in the statement of financial condition is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid by Stifel Nicolaus on our behalf.

During the year ended December 31, 2011, our Board of Directors authorized and paid a $2.0 million dividend to the Parent.

NOTE 9 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2011 *(in thousands)*:

Accruals not currently deductible	$	254
Deferred compensation		167
Other		11
	$	432

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize their benefits, or the future deductibility is uncertain. We believe that our future taxable income will be sufficient to recognize our deferred tax assets.

Uncertain Tax Positions

We recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2011, we had accrued interest and penalties of $0.3 million, before benefit of federal tax deduction, included in income taxes payable in the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2008.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the statement of financial condition.

NOTE 10 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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